UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

   ABRAXAS PETROLEUM CORPORATION

Full Name of Registrant

Former Name if Applicable

 18803 MEISNER DRIVE

Address of Principal Executive Office (Street and Number)

 SAN ANTONIO, TX 78258

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. See attached.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven P. Harris	210	490-4788
(Name)	(Area Code)	(Telephone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ABRAXAS PETROLEUM CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2020	By:	/s/Steven P. Harris
Name: Steven P. Harris
Title: Vice President-Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

PART III – NARRATIVE

Abraxas Petroleum Corporation (the “Company”) cannot timely file its Form 10-Q for the period ended June 30, 2020 (the “Quarterly Report”), originally due on August 10, 2020, due to disruptions from the unprecedented conditions surrounding the outbreak and spread of the COVID-19 coronavirus pandemic (“COVID-19”). The COVID-19 disruptions include, but are not limited to, office closures, communication issues between the Company and its professional advisors, and the unavailability of key Company personnel required to prepare the Company’s financial statements for the quarter ended June 30, 2020, due to suggested and mandated social quarantining and work from home orders. The disruptions in staffing, communications, and access to personnel have resulted in delays, limited support, and insufficient review. Such delays were further exacerbated by delays which occurred in connection with the preparation of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, for the same reasons described above. The Company has also been delayed in preparing the Quarterly Report due to delays in obtaining information from third parties who have similarly been unavailable and impacted by COVID-19. This has, in turn, delayed the Company’s ability to complete its financial reporting process and prepare the Quarterly Report. The delay could not be eliminated by the Company without undue expense and unreasonable effort.

PART IV -- OTHER INFORMATION

The Company will file the subject Form 10-Q no later than the fifth calendar day following the prescribed due date.